April 27, 2012

via EDGAR

Rebecca Marquigny

Senior Counsel

Division of Investment Management

Office of Insurance Products

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549-8629

RE:	Principal Variable Contracts Funds, Inc.

Post-Effective Amendment on Form N-1A number 80

File Numbers 002-35570, 811-01944

Dear Ms. Marquigny,

This letter responds, on behalf of Principal Variable Contracts Funds, Inc. (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”), which you communicated to me by letter dated April 3, 2012, with respect to post-effective amendment number 80 to the Registrant’s registration statement on Form N-1A (“the Amendment”). The Amendment was filed with the Commission on February 14, 2012, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant appreciated receiving the comments so early.

This response recites the text of Staff comments. Changes in response to Staff comments as described below will be made by the Registrant in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment number 81) and will become effective on April 30, 2012.

GENERAL COMMENTS

1. Required Electronic Tagging Exhibit. Please be advised that within 15 days of the effectiveness of the annual updates to the registration statement, you must file an exhibit to the registration statement that provides an electronically tagged Risk/Return summary for the prospectus. Please note that if the filing is not made within the 15 day period, the Registrant may not rely on Rule 485(b) under the 1940 Act until the exhibit is filed. See IC-28617 (July 15, 2009).

Response: The Registrant is aware of these requirements and will file the documents accordingly.

2. Operable Webpage Links. Please confirm that all webpage references contain operable electronic links directly to the page where the relevant information appears. For example, the back cover page of the prospectus contains a link to www.PrincipalFunds.com. That link should lead directly to the page where the SAI, annual and semi-annual reports may be obtained. See XBRL Adopting Release at p. 76 (Release No. 333-8998). Specifically, the adopting release describing this requirement states, “[t]he address is required to be specific enough to lead investors directly to the statutory prospectus and other required information, rather than to the home page or other section of the Web site on which the materials are posted. The Web site could be a central site with prominent links to each required document.” In your response letter, please confirm this link and all other webpage links operate in this way. Alternatively, in your response letter, please confirm that (i) Registrant does not use summary prospectuses at this time; and (ii) should Registrant decide to provide summary prospectuses in the future, these requirements will be satisfied before they are distributed.

Response: The Registrant respectfully submits the internet addresses used in the prospectus are appropriate. Adopting Release No. 33-8998 is described as “enhanced disclosure and new prospectus delivery option for registered open-end management investment companies” and relates to summary prospectuses rather than XBRL. The internet address specificity requirement described on page 76 of Adopting Release 33-8998 specifically relates to the legend that a Fund includes in its summary prospectuses. The rule as adopted does not suggest or imply that Form N-1A’s requirements or instructions with respect to internet addresses have changed. See Rule 498(b)(1)(v)(A). Moreover, this disclosure approach is consistent with other investment companies’ related disclosure. The Registrant is going to use summary prospectuses this year, and the summary prospectus legend will have an Internet address that complies with Rule 498(b)(1)(v)(A).

3. Table of Contents. Please confirm that the table of contents will show the page numbers corresponding to each section and subsection indicated. See Rule 481(c) and General Instruction C.3(a) to Form N-1A.

Response: The Registrant confirms that table of contents page numbers will be included in the Rule 485(b) filing.

4. Global Comment for all Summaries. Please note that Form N-1A does not permit information about fee waivers or expense limitations in the fee table, or a footnote about fee waivers or expense limitations, unless the fee waiver or expense limitation will actually reduce the fund operating expenses for no less than one year from the effective date of the registration statement. See Form N-1A, Item 3, Instruction 3(e). For those portfolios that include this disclosure, please confirm that this requirement is met; otherwise please delete the Expense Reimbursement line item and the corresponding footnote. Also note that information regarding fee waivers and expense limitations on the part of the investment adviser may be included with the Item 10(a) disclosure.

Response: All fee waivers and expense reimbursements are effective for one year from the effective date of the registration statement. Further, the Registrant respectfully submits that the fee waiver and expense reimbursement disclosure, even if the expenses shown in the table did not trigger the fee waiver or expense reimbursement, are appropriate. See Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies (Release Nos. 33-8998; IC-28584; January 13, 2009) (“We have eliminated the proposed requirement that the reimbursement or waiver arrangement has reduced operating expenses in the past, as suggested by two commenters, because this is irrelevant to the impact that the arrangements will have in the future. The purpose of the permitted line items is to show investors how the arrangements will affect expenses in the future and not how they have affected expenses in the past.”) (Footnotes omitted).

SPECIFIC PROSPECTUSES

Asset Allocation Account

1. Objective: Total Return (p. 3). Please confirm that the statement of each fund’s objective is consistent with the language in the fund’s governing documents.

Response: Confirmed.

2. Acquired Fund Fees and Expenses (AFFEs) (p. 3). In a response letter filed on EDGAR, please confirm that the portfolio has no acquired fund fees and expenses in excess of one basis point as per Form N-1A, Item 3, Instruction 3(f)(i).

Response: The fund has no acquired fund fees and expenses in excess of one basis point as per Form N-1A, Item 3, Instruction 3(f)(i).

3. Strategy & Risk Summary (pp. 3-4).

a. Jargon. Please clarify the phrase, “global investment outlook.” If this simply means the fund is diversified with respect to domestic and international markets, please state this.

Response: The Registrant will revise the sentence as follows: “From time-to-time, the Sub-Advisor changes the Account's allocation of assets in various ways, including by asset class, global region, country, economic sector, and currency.”

b. Junk bond limits. If there is a percentage cap on assets that may be invested in junk bonds, please state the applicable percentage.

Response: The Registrant respectfully declines to do so because there is no such requirement in Form N-1A.

c. “Government” vs.” Government Sponsored.” In light of the TARP fund program and other recent forms of government intervention and market stabilization, please clarify the distinction between the government securities and government sponsored securities mentioned in the second paragraph below the bullet points on page 3.

Response: The Registrant will revise the sentence and include an example of each type of security as follows: “Fixed income securities may include intermediate maturity fixed-income or debt securities including obligations of the U.S. government, (such as U.S. Treasuries) and U.S. government sponsored securities (such as debt issued by Federal Home Loan Mortgage Corporation), corporate bonds, asset-backed securities, and mortgage-backed securities.”

d. Risk of High Portfolio Turnover. Please revise the portfolio turnover risk summary to include a direct statement that high turnover may lower dividend income or explain why this is not appropriate.

Response: The Registrant respectfully declines to revise the Active Trading Risk because doing so is not appropriate. Portfolio turnover rate does not have a consistent effect on dividend income. Sometimes high portfolio turnover increases dividend income and sometimes high portfolio turnover decreases dividend income.

e. Actual Basis for Buy/ Sell/ Hold Decisions. The principal strategy summary does not describe how the advisor determines: (i) the initial allocation weightings; (ii) changes to those percentages; or (iii) which instruments to buy, sell, and hold to meet the existing allocation percentages. Please summarize the factors or principles the advisor uses to make these investment decisions and, as appropriate, supplement the Item 4(a) section with statements summarizing the information required by Item 9(b)(2).

Response: The Registrant reviewed the Principal Investment Strategies disclosure in the summary section of the prospectus and believes the format is responsive to N-1A Item 4(a) and N-1A General Instruction C.1.(c), unless otherwise revised in response to other specific comments noted in this letter. The summary section states the fund objective and the Principal Investment Strategies briefly summarize how the fund will achieve its objective by stating the types of securities in which the fund will invest (for example equity securities and/or fixed-income securities) and the fund’s strategies for investing in those securities (for example, value, growth, blend, fixed income quality, and/or fixed income duration). This disclosure approach is consistent with other investment companies’ related disclosure.

f. Derivatives. Please confirm that the description of the derivatives the fund may hold and the purposes for which the fund may hold them satisfies the guidance in the Staff’s 2010 letter to the ICI. See Barry Miller Letter to the ICI dated July 30, 2010. This also applies to the Item 4 principal strategy and risk sections discussing derivatives throughout the filing.

Response: Registrant reviewed the Item 4 derivatives disclosure again and believes the disclosure in Amendment 81 is responsive to Form N-1A requirements as well as the July 30, 2010 letter from the Commission to the Investment Company Institute.

g. Foreign Securities Risk. Given that foreign securities can be denominated in US currency, currency risk is not an assumed element of foreign investment risk. For this fund and others that identify a primary foreign securities risk but no currency risk, please separately break out the specific risks associated with foreign currencies (or represent that they are not primary risks for that fund).

Response: The Registrant will remove references to currency risk from the foreign securities risk and will add a separate currency risk for the funds to which currency risk applies.

h. Additional Risks. Given the explicit reference to small-cap and mid-cap investments in the Fund’s principal strategies narrative, please add corresponding summaries for small-cap and mid-cap risks in the Item 4 risk discussion. Alternatively, in responsive EDGAR correspondence, specifically explain why each is not a principal risk of the stated strategies for each Fund with this discrepancy in Item 4 disclosure.

Response: The Registrant respectfully declines to revise the disclosure because it does not believe there is a discrepancy. The Registrant reviewed its disclosure regarding small- and medium-sized companies and believes it is appropriate. The Equity Securities Risk used in the Principal Risk section highlights some differences between various market capitalization segments and notes that small- and mid-sized companies may present greater risk and volatility than large-sized companies. The risks of small- and mid-sized companies are more fully described in the “Additional Information about Investment Strategies and Risks” section under the “Small and Medium Capitalization Companies” sub-heading. This disclosure approach is consistent with Form N-1A. See Form N-1A Item 4(b)(1)(i); General Instruction C.1.(c), (d).

4. Average Annual Total Returns: (p. 5).

a. Lowest quarterly return. Per Item 4(b)(2)(ii), the lowest return for a quarter should be presented following the bar chart. The current chart indicates the annual return for 2008 was -24.64%; however, the lowest quarterly return is listed as -12.41% from 2002. Please confirm that the correct figures are shown.

Response: The returns shown were correct for that time period. The Registrant respectfully submits that there is no discrepancy because the data disclosed for the highest and lowest quarter are for a quarterly time period, and the data disclosed for the bar chart are for an annual time period. See Form N-1A Item 4(b)(2)(ii) (“provide a bar chart showing the Fund’s annual total returns … disclose the Fund’s highest and lowest return for a quarter ….”) (Emphasis added).

b. Benchmark. Please provide the full name of the benchmark index somewhere in the prospectus (e.g., perhaps in or around the Item 9 disclosure). The acronym “MSCI-EAFE Index NDTR D” is not a commonly understood, plain English name investors would be expected to know. See Rule 421. This comment applies to any benchmarks that identified principally by their acronyms. Please note that this comment was given last year as well.

Response: The Registrant respectfully submits that no change is needed. In last year’s 485(b) filing (in response to last year’s comment), the Registrant added an Appendix to the prospectus that spells out index names containing abbreviations. This Appendix (Appendix A) was included in the 485(a) filing subject to this review.

Balanced Account

1. Strategy Summary: Basis for Buy/Sell/Hold Decisions (pp. 6-7).

a. Basis for Investment Choices Too Vague. Although the current disclosure states the types of securities in which the fund will invest and identifies a general principal all holdings should meet (e.g., “blend,” “growth” or “value” investment approaches), it does not explain the methods (strategies) the advisor employs to make investment decisions. As we have indicated in the past, this disclosure format does not adequately synopsize how the advisor decides: (i) the appropriate initial allocation weightings; (ii) how to determine the type of instrument that best satisfies the allocation within a given weighting; (iii) how to choose the specific investments to buy, sell, and hold within specific allocation parameters; and (iv) when to change those allocation percentages. In your Item 4 narrative, please summarize the strategies guiding the advisor’s decisions in these areas.

Response: The Registrant reviewed the Principal Investment Strategies disclosure in the summary section of the prospectus and believes the format is responsive to N-1A Item 4(a) and N-1A General Instruction C.1.(c), unless otherwise revised in response to other specific comments noted in this letter. The summary section states the fund objective and the Principal Investment Strategies briefly summarize how the fund will achieve its objective by stating the types of securities in which the fund will invest (for example equity securities and/or fixed-income securities) and the fund’s strategies for investing in those securities (for example, value, growth, blend, fixed income quality, and/or fixed income duration). This disclosure approach is consistent with other investment companies’ related disclosure.

b. Particular Language. In addition to the above comment, Based on the Item 4 prepayment risk paragraph mentioning mortgage-backed and asset-backed securities and the Item 9 chart indicating they are principal investments for each asset allocation fund, please explicitly address these instruments in the corresponding Item 4 principal risk section. Each asset allocation fund’s summary should identify and address these instruments by name. Likewise, clearly identify the fixed-income strategy creating the portfolio duration risk. Does the fund focus on fixed income investments of a particular duration? If so, summarize this strategy.

Response: The Registrant will revise the Balanced Account’s disclosure as follows: “The Account may invest in intermediate maturity fixed-income or debt securities including government bonds and notes (obligations of the U.S. government or its agencies or instrumentalities), corporate bonds, asset-backed securities, mortgage-backed securities, and cash.  The Account may invest in below investment grade securities (rated BB+ or lower by S&P or Ba1 or lower by Moody's, commonly known as "junk bonds").  As of December 31, 2011, the average portfolio duration of the fixed-income portion of the Account was 4.9 years.”

2. Risk Summary: Missing Risks (pp. 7-8). In prior years, we have asked Registrant to add summaries for small-cap, mid-cap, and liquidity risks or, given the Fund’s corresponding principal strategies, specifically explain to us why each is not a principal risk. Registrant’s prior responses have not stated a reason why explicit, independent principal risk disclosure is inappropriate. Please add the requested risk summaries as previously requested. Alternatively, in your response letter, explicitly discuss why Registrant routinely concludes principal risk disclosure is appropriate for funds with corresponding small and mid-cap principal strategies -- but reaches the opposite conclusion for each of these asset allocation funds.

Response: The Registrant respectfully declines to revise the disclosure because it does not believe there is a discrepancy. The Registrant reviewed its disclosure regarding small- and medium-sized companies and believes it is appropriate. The Equity Securities Risk used in the Principal Risk section highlights some differences between various market capitalization segments and notes that small- and mid-sized companies may present greater risk and volatility than large-sized companies. The risks of small- and mid-sized companies are more fully described in the “Additional Information about Investment Strategies and Risks” section under the “Small and Medium Capitalization Companies” sub-heading. This disclosure approach is consistent with Form N-1A. See Form N-1A Item 4(b)(1)(i); General Instruction C.1.(c), (d). Further, the Registrant addresses liquidity risk in the Additional Information about Investment Strategies and Risks section.

3. Lowest Quarterly Return (p. 8). The current chart indicates the lowest quarterly return was in the 4th quarter of 2008 at - 17.87%; however, the bar chart states the annual return for 2008 at a significantly lower number (-30.92%). Please correct this discrepancy. We note that similar discrepancies appear throughout the prospectus under the highest and lowest returns listed for almost all funds. Please correct the disclosure and, in your response letter, provide a representation stating that these figures have been corrected throughout.

Response: The returns shown were correct for that time period. The Registrant respectfully submits that there is no discrepancy because the data disclosed for the highest and lowest quarter are for a quarterly time period, and the data disclosed for the bar chart are for an annual time period. See Form N-1A Item 4(b)(2)(ii) (“provide a bar chart showing the Fund’s annual total returns … disclose the Fund’s highest and lowest return for a quarter ….”) (Emphasis added). The Registrant will update performance information, that responds to Form N-1A Item 4(b)(2)(ii), in its 485(b) filing.

4. Benchmarks: Composite Benchmark (p. 8). Instruction 6 to Item 27(b)(7) permits and even encourages the use of additional, secondary indices so long as the comparison is not misleading. However, the form also states that “[i]f the Fund selects an index that is different from the index used in a table for the immediately preceding period, explain the reason(s) for the selection of a different index and provide information for both the newly selected and the former index.” Here, it is unclear whether the “custom index returns” amount to a new index based on the preamble language. Specifically, the preamble states, “[t]he blended or custom index returns reflect the weightings as of the most recent period for which fund returns are disclosed and do not reflect previous weightings of the blended or custom index returns.” If this means that the current blended index is, essentially, a different index from the one used in the table for the immediately preceding period, please provide both the prior and the new index and explain how the new blend provides a more appropriate comparison for historical returns. As requested last year, also please add the word “hypothetical” to the preamble description of the composite benchmark to ensure that the presentation is not misleading. Please make parallel changes with respect to the other composite indexes as well.

Response: For some funds, the Registrant uses blended or custom indexes as an additional index by which shareholders may compare the fund’s performance. See Form N-1A Item 4(b)(2) Instruction (2)(b). As evidenced by the placement in the Average Annual Total Returns tables, the Registrant does not use blended or custom indexes as the primary benchmark (blended or custom indexes, when used, are listed last). See Form N-1A Item 27(b)(7) Instruction 5. When the Registrant changes its primary benchmark (the index listed first), the Registrant provides the information required by Form N-1A Item 4(b)(2) Instruction (2)(c). The Registrant believes that the current disclosure clearly identifies the customized indices as being a combination of multiple broad-based securities indices and is not misleading; therefore, the Registrant does not believe adding “hypothetical” to the custom or blended index name is necessary. An index, by its nature, is not something in which a person can invest.

Bond & Mortgage Securities Account

1. Item 4: Underlying Fund Strategy (pp. 10-12). The principal risk disclosure describes “Risk of being an Underlying Fund;” however, there is no parallel principal strategy disclosure. If the fund is expected to be used as an underlying fund in a fund of funds, please state this at the outset of the risk description. Likewise, if the fund is designed for this purpose and this purpose is a primary influence on the way the advisor selects the fund’s holdings (i.e. a primary strategy) please state this explicitly in the strategy disclosure as well. Also, as appropriate, make corresponding changes throughout the prospectus where the same language also appears in the Item 4 summary for other funds.

Response: The Registrant respectfully declines to revise its disclosure in response to this comment. This Account is used as an underlying fund of a fund of funds, and the risk is included in the alphabetical listing of principal risks. There is no corresponding principal investment strategy to disclose for this fund’s use as an underlying fund for a fund of funds. The Registrant understands that the Staff likes to see a corresponding principal investment strategy for each principal risk; however, in this case, the Registrant does not believe there is a principal investment strategy to disclose on this point. See Form N-1A Item 4(a); General Instruction C.(1)(d).

2. Item 4: Sub-prime Strategies & Risks. If the holdings may subject the Fund to sub-prime investment risks, or are reasonably likely to include instruments with values based (directly or indirectly) on sub-prime residential mortgage borrowers, identify sub-prime risk by name and describe it in plain English. If neither would be an accurate statement about the Fund’s portfolio holdings, expressly represent this to us in a response letter filed on EDGAR.

Response: Sub-prime mortgage investing is not a principal investment strategy for the Account; therefore, the Registrant did not include related principal investment strategy or principal risk disclosure. See Item 4(a) & (b)(1)(i), 9(b)(1), Instruction 2.

3. Item 4: derivatives strategies and risks. Please reconcile the summary references to derivatives strategies and the corresponding risks. For example, the Leverage Risk summary refers to “when-issued [and] delay delivery ... transactions” but these transactions and related instruments are not the ones specifically identified in the strategy disclosure. Add principal strategy disclosure summarizing the missing information. If derivatives can be used to satisfy the strategy summary’s 80% requirement, say this and identify any limits on using derivatives for this purpose. If there are no such limits, say that instead.

Response: The Registrant respectfully declines to revise the disclosure. With respect to the portion of the comment regarding leverage risk, please note the following. The Principal Investment Strategy language notes that the Account may “enter into dollar roll transactions which may involve leverage.” The Leverage Risk description in the Principal Risk section, references “when-issued, delayed delivery or forward commitment transactions” and dollar rolls are a type of these transactions. With respect to the portion of the comment regarding the use of derivatives in relationship to the 80% requirement, the Registrant respectfully declines to add such disclosure because the use of derivatives by this fund is very small and there is no such disclosure requirement in Form N-1A.

Bond Market Index Account

1. Annual Operating Expenses Footnote (p. 14). Please substitute the footnote language for the language specifically provided in Instruction 6(a).

Response: The Registrant respectfully submits that the language in the footnote complies with Form N-1A Item 3, Instruction 6(a) and does not believe a change is necessary. Form N-1A Item 3, Instruction 6(a) states: “Disclose in a footnote to the table that “Other Expenses” are based on estimated amounts for the current fiscal year.” The Registrant’s fiscal year end is December 31 and the footnote provides the information required by the form. The footnote states: “Other expenses estimated for the year ending December 31, 2012.”

2. Principal Strategy Disclosure (p. 14). Please reconcile the statement that the “account employs a passive investment approach” with the statement that the “account may actively trade portfolio securities.” Will the fund use derivative instruments to track the holdings of the index? If the fund only invests 80% of its assets in debt securities held by the index, how does the passive strategy apply with respect to the other 20% of the fund’s assets? The degree of independent decision-making the advisor exercises to achieve this “passive” strategy is not clear. Please rewrite the summary so a reader understands what “passive” means here. Likewise, clarify the meaning of the phrase “an average portfolio duration in line with the duration of the ... index.” (Emphasis added).

Response: The Registrant respectfully declines to revise the disclosure. It is true that the Account employs a passive investment approach as an index fund and actively trades portfolio securities. Those two statements are not inconsistent because the passive investment approach refers to the management approach (passive as opposed to actively managed) and the active trading refers to frequency of portfolio turnover. The Account will not use derivatives as a principal investment strategy; therefore, no disclosure regarding derivatives is necessary in the principal investment strategies or principal risks sections. The Principal Investment Strategy states: “Under normal circumstances, the Account invests at least 80% of its net assets in debt securities held by the Barclays Capital U.S. Aggregate Bond Index (the "Index") at the time of purchase.” (Emphasis added). The 80% threshold is a floor, not a ceiling, and does not state that the fund invests only 80% of its assets in the described securities. Because the fund cannot buy all of the bonds in the index, the sub-advisor buys a sampling of the bonds included in the index. See the Additional Information about Investment Strategies and Risks – Management Risk – Passive Management. The Registrant believes “in line with” is understood as “similar to” or “consistent with” and is not confusing as written.

Diversified Balanced Account

1. Investment Objective (p. 16). In your response letter, please confirm that the Item 2 statement of investment objectives actually reflects the language in that fund’s governing documents or revise the disclosure accordingly.

Response: Confirmed.

2. Diversification/Concentration. Currently, the prospectus and SAI descriptions of the fund’s diversification strategy are confusing. The principal risk summary implies that the fund is diversified, which is consistent with the Staff position that the fund-of-funds should look through to the investments of the underlying affiliated funds to ensure compliance with the concentration policy. However, the SAI language allows the underlying funds to concentrate to the extent the index upon which they are based concentrates. Please rewrite the Item 4 summary to clarify the fund’s diversification strategy. Specifically, clarify that the top tier fund is actively managed and diversified (as suggested by the chart on page 132) or, in your response letter, explain why the name “Diversified Balanced Account” is not misleading.

Response: The Registrant respectfully declines to revise the disclosure in response to this comment because the disclosure with respect to this fund’s diversification status is consistent between the SAI and the prospectus. The SAI, in fundamental investment restriction number 6, states that this fund is diversified. See Form N-1A Item 16(a). The prospectus principal risk section does not include non-diversification risk disclosure. See Form N-1A Item 4(b)(1)(vi).

3. Investment Company Securities Risk (p. 17). The risk summary should describe more than just increased cost (i.e., the fund shareholders pay a portion of the underlying fund expenses in addition to the primary fund’s expenses); there is a performance impact as well. Also address the negative impact underlying fund fees and expenses will have on the top tier fund’s performance.

Response: The Registrant respectfully declines to revise the disclosure in response to this comment because doing so would be redundant. Increased expenses will decrease performance.

4. Principal Risks. The Item 4 risk disclosure says it outlines the principal underlying fund risks that create corresponding principal risks for the top tier fund. Please reconcile this statement with the principal risks shown in the Item 9 chart (p. 132). To the extent that a risk is principal for an underlying fund but not principal for the top-tier fund, only discuss that risk in the Item 9 disclosure; do not include it in the Item 4 summary. For example, the underlying fund risk called “Risk of Being an Underlying Fund” does not belong in the fund of fund’s Item 4 summary. Please move it to Item 9 or explain to the Staff how the “Risk of Being an Underlying Fund” is a primary risk for to the top tier fund. What would that mean?

Response: Please consider the following explanation. A fund of funds is subject to the risks of the underlying funds in which the fund of funds invests. Because underlying funds are subject to the risk of being an underlying fund, risk of being an underlying fund is referenced in the principal risk disclosure for the funds of funds. However, for funds of funds, the Registrant has separated the principal risks into two categories – one set of risks inherent in being a fund of funds and another set of risks inherent in the underlying funds used by the fund of funds. Risk of being an underlying fund belongs in the latter category.

Diversified Growth Account

Principal Strategy and Risk Summaries (pp. 19-20). The strategy and risk summaries for the Diversified Balanced and Diversified Growth Accounts are sufficiently similar that the reviewer finds it difficult to determine the strategies and risks that are unique to each fund. Likewise, the chart of principal strategies and risks (p. 132) provides identical information for both funds. Please revise the Item 4 disclosure to indicate the strategies and risks that are unique to each fund so they are distinguishable.

Response: The Registrant respectfully declines to revise the disclosure. The Diversified Balanced Account and Diversified Growth Account seek to achieve their different fund objectives by investing in different percentages of the underlying funds. The fund objectives are different (Diversified Balanced: “The Account seeks to provide as high a level of total return (consisting of reinvested income and capital appreciation) as is consistent with reasonable risk.)”; Diversified Growth: “The Account seeks to provide long-term capital appreciation.”). The Diversified Balanced Account’s Principal Investment Strategy states: “The Account will generally allocate approximately 50% of its assets to the equity index funds according to U.S. and non-U.S. market capitalizations and approximately 50% to the Bond Market Index Fund or Account for intermediate duration.” (Emphasis added). The Diversified Growth Account’s Principal Investment Strategy states: “The Account will generally allocate approximately 65% of its assets to the equity index funds according to U.S. and non-U.S. market capitalizations and approximately 35% to the Bond Market Index Fund or Account for intermediate duration.” (Emphasis added). Moreover, the Additional Information about Investment Strategies and Risks – Fund of Funds section includes a table that compares how the assets of the Diversified Balanced Account and Diversified Growth Account were allocated to their underlying funds as of December 31, 2011; the allocations were not identical.

Diversified Income Account

1. Fee Table: Acquired Fund Fees and Expenses (AFFE) (p. 24). Please include the footnote described in Instruction 3(f)(vi) which states that the Acquired Fund fees and expenses are based on estimated amounts for the current fiscal year. Note that this footnote is separate from the footnote you have already included as permitted by Instruction 6(a).

Response: Pursuant to Form N-1A Item 3, Instruction (3)(f)(vi), the Registrant will add a footnote to the Acquired Fund Fees and Expenses line that says: “Acquired Fund Fees and Expenses are estimated for the year ended December 31, 2012.”

2. Unique Strategies & Risks (pp. 25-26). The Item 4 summary disclosure for this fund is virtually identical to the Item 4 disclosure for the Diversified Balanced and Diversified Income Accounts. Please revise the summaries of each to clarify the strategies and risks that differ. In each case, identify the fund-specific factors that determine the appropriate allocation weightings for each fund and any investment criteria that cause the adviser to make different investment choices for each fund. The staff notes that the investment managers for each fund are the same people but the underlying holdings for the funds are not identical so different factors must account for the strategy decisions leading to this result. Please rewrite the summary disclosure to make these distinctions clear.

Response: The Registrant respectfully declines to revise the disclosure. The Diversified Balanced Account, Diversified Growth Account, and Diversified Income Account seek to achieve their different fund objectives by investing in different percentages of the underlying funds. The fund objectives are different [Diversified Balanced: “The Account seeks to provide as high a level of total return (consisting of reinvested income and capital appreciation) as is consistent with reasonable risk.)”; Diversified Growth: “The Account seeks to provide long-term capital appreciation.”; Diversified Income: The Account seeks to provide a high level of total return (consisting of reinvestment of income with some capital appreciation).]. The Diversified Balanced Account’s Principal Investment Strategy states: “The Account will generally allocate approximately 50% of its assets to the equity index funds according to U.S. and non-U.S. market capitalizations and approximately 50% to the Bond Market Index Fund or Account for intermediate duration.” (Emphasis added). The Diversified Growth Account’s Principal Investment Strategy states: “The Account will generally allocate approximately 65% of its assets to the equity index funds according to U.S. and non-U.S. market capitalizations and approximately 35% to the Bond Market Index Fund or Account for intermediate duration.” (Emphasis added). The Diversified Income Account’s Principal Investment Strategy states: “The Account will generally allocate approximately 65% of its assets to the Bond Market Index Account for intermediate duration and approximately 35% to the equity index funds according to U.S. and non-U.S. market capitalizations.” (Emphasis added). Moreover, the Additional Information about Investment Strategies and Risks – Fund of Funds section includes a table that compares how the assets of the Diversified Balanced Account and Diversified Growth Account were allocated to their underlying funds as of December 31, 2011; the allocations were not identical. Because the Diversified Income Account is a new fund, allocations as of December 31, 2011 are not available. However, future registration statement amendments will contain this information when available.

Diversified International Account

1. Fund Name. The SAI states that this fund has not “adopted the non-fundamental restriction, pursuant to SEC Rule 35d-1, which requires it, under normal circumstances, to invest at least 80% of its net assets in the type of securities, industry or geographic region (as described in the prospectus) as suggested by the name of the Account.” The SAI also states that this fund may invest up to 100% of its assets in foreign securities. In your response letter, please confirm that the fund will invest at least 80% of its assets in foreign securities or explain why the representation is not appropriate given the fund’s name.

Response: The Registrant respectfully declines to revise the disclosure. Please consider the following explanation. The Registrant’s Statement of Additional Information states that the Diversified International Account has not adopted a policy, pursuant to Rule 35d-1, to invest at least 80% of its net assets in the type of securities, industry or geographic region as suggested by the name of the Account. The Registrant believes use of the word “international” in the Account’s name does not trigger the requirements of Rule 35d-1 because “‘international’ … connote[s] diversification among investments in a number of different countries throughout the world.” See Rule 35d-1 Adopting Release footnote 42; Frequently Asked Questions about Rule 35d-1 (Investment Company Names), December 4, 2001, question and answer 10. The Statement of Additional Information that says the Diversified International Account may invest up to 100% of its assets in foreign securities. (Emphasis added). The SAI does not say that the Diversified International Account will invest a particular percent of its assets in foreign securities.

2. Item 4 Strategy Summary (pp. 27-28.) Please provide summary strategy disclosure consistent with the “Risk of Being an Underlying Fund.” Also, please provide some indication of the basis upon which the adviser selects investments from the pool of options meeting the 2 bullet-pointed criteria on page 27. Currently, there is nothing indicating a strategy the adviser uses to make decisions about what to buy, sell or hold within the universe of securities that meet the international distribution factors.

Response: The Registrant respectfully declines to revise its disclosure in response to this comment. This Account is used as an underlying fund of a fund of funds, and the risk is included in the alphabetical listing of principal risks. There is no corresponding principal investment strategy to disclose for this fund’s use as an underlying fund for a fund of funds. The Registrant understands that the Staff likes to see a corresponding principal investment strategy for each principal risk; however, in this case, the Registrant does not believe there is a principal investment strategy to disclose on this point. See Form N-1A Item 4(a); General Instruction C.(1)(d). The Registrant believes the disclosure is an appropriate summary of the investment strategy for the fund. See General Instruction C.(1)(c).

3. Risk Summary (pp. 28, 133). Please reconcile the emerging market risk with the Item 9 chart disclosure on page 133. The chart provides no category for Emerging Market Risk; however, it identifies the closest alternative, “Market Volatility and Issuer Risk,” as “non-principal.”

Response: The Registrant respectfully declines to revise the disclosure. The Additional Information about Investment Strategies and Risks – Foreign Securities section discusses emerging markets.

4. New Benchmark (pp. 28-29). The explanation for the new benchmark states that the advisor and subadvisor believe it “is more widely used for funds in the foreign large blend category” than the prior benchmark. However, nothing in the strategy disclosure indicates that the “foreign large blend category” is consistent with a specific strategy to invest in large-cap funds. Rather, the strategy summary states that the fund “will invest in securities of small, medium, and large capitalization companies.” Please reconcile.

Response: This fund is in Morningstar’s foreign large blend category, and that is why the explanation referred to the foreign large blend category.

Equity Income Account

1. Fee Table: Acquired Fund Fees and Expenses (p. 30). In your response letter, please confirm supplementally that the Fund’s Other Expenses are correct or indicate that the updated Other Expenses figures will be a positive value. Note that this comment applies wherever the Other Expenses line item indicates 0.00%.

Response: The Registrant confirms that the Other Expenses disclosed are correct. For the funds that do not list a specific number on the Other Expenses line, the actual Other Expenses number is too small to show a hundredth place. See N-1A Item 3, Instruction 1(a) (“Round … all percentages to the nearest hundredth of one percent.”).

2. Foreign Investments and REITs (p. 30). If the fund has a limitation on the percentage of assets it will invest in the securities of foreign issuers or in REITs, please state the limit(s).

Response: The Registrant respectfully declines to do so because there is no such requirement in Form N-1A.

3. Item 4: Subprime Risks (pp. 30-31). In your response letter, please confirm that the Fund’s investment in REITs is not: (a) reasonably likely to include REITs valued (directly or indirectly) on sub-prime residential mortgage borrowers; or (b) anticipated to subject the Fund to sub-prime investment risks. Otherwise, please add Item 4 disclosure summarizing subprime risks by name and describing them in plain English. This comment applies to the Government & High Quality Bond Account on page 34 as well.

Response: Sub-prime mortgage investing is not a principal investment strategy for these Accounts; therefore, the Registrant did not include related principal investment strategy or principal risk disclosure. See Item 4(a) & (b)(1)(i), 9(b)(1), Instruction 2.

Government & High Quality Bond Account

Principal Strategy (p. 33). Please describe the strategy the advisor uses to select the appropriate securities for this fund. Currently, the strategy summary only states the types of instruments that may be held and the average portfolio duration but provides nothing indicating how the specific investments are chosen. Please summarize the strategy used to select investments from the universe of options meeting the broadly stated criteria. This comment also applies to the Income Account on page 36.

Response: The Registrant reviewed the Principal Investment Strategies disclosure in the summary section of the prospectus and believes the format is responsive to N-1A Item 4(a) and N-1A General Instruction C.1.(c), unless otherwise revised in response to other specific comments noted in this letter. The summary section states the fund objective and the Principal Investment Strategies briefly summarize how the fund will achieve its objective by stating the types of securities in which the fund will invest (for example equity securities and/or fixed-income securities) and the fund’s strategies for investing in those securities (for example, value, growth, blend, fixed income quality, and/or fixed income duration). This disclosure approach is consistent with other investment companies’ related disclosure.

Income Account

Risk of Being an Underlying Fund (p. 37). Please see Comment 1 under “Bond & Mortgage Securities Account,” above.

Response: The Registrant respectfully declines to revise its disclosure in response to this comment. This Account is used as an underlying fund of a fund of funds, and the risk is included in the alphabetical listing of principal risks. There is no corresponding principal investment strategy to disclose for this fund’s use as an underlying fund for a fund of funds. The Registrant understands that the Staff likes to see a corresponding principal investment strategy for each principal risk; however, in this case, the Registrant does not believe there is a principal investment strategy to disclose on this point. See Form N-1A Item 4(a); General Instruction C.(1)(d).

International Emerging Markets Account

1. Names Rule (p. 39). The Staff believes it is appropriate to describe this fund’s emerging market investments in terms of the 80% investment policy required by Rule 35d-1 under the Investment Company Act (i.e., the Names Rule). Please revise accordingly. In revising, delete the statement “[i]nvesting in many emerging market countries is not feasible or may involve unacceptable political risk” or specifically reconcile it with the fund name, the requirements of Rule 35d-1, and the authority upon which Registrant bases its interpretation of this requirement.

Response: The Registrant will revise the prospectus to state:

“Under normal circumstances, the Account invests at least 80% of its net assets in equity securities of foreign companies, which are:

•	Companies with their principal place of business or principal office in emerging market countries or
•	companies whose principal securities trading market is an emerging market country.”

The Registrant will revise the relevant sentence of the SAI to state:

“Each Account (except Asset Allocation, Balanced, Diversified Balanced, Diversified Growth, Diversified Income, Diversified International, Income, Principal Capital Appreciation, Short-Term Income and each of the Principal LifeTime Accounts and Strategic Asset Management Portfolios) has also adopted the non-fundamental restriction, pursuant to SEC Rule 35d-1, which requires it, under normal circumstances, to invest at least 80% of its net assets in the type of securities, industry or geographic region (as described in the prospectus) as suggested by the name of the Account.”

 With respect to the phrase that the Staff quoted at the end of this comment, the Registrant will delete that sentence.

2. Strategy Summary (p. 39). Other than a non-specific description of what constitutes an emerging market country, the strategy summary provides no information about criteria the advisor uses to make investment decisions. Please summarize the advisor’s primary investment strategies per Item 4(a). See also, Item 9(b)(2). The Item 4 disclosure should describe the advisor’s strategy(ies) clearly enough for investors to distinguish the fund from a similar fund with the same objective and the ability to invest in the same types of instruments. The Item 4 summary did not provide sufficient information for the reviewer to do so.

Response: The Registrant reviewed the Principal Investment Strategies disclosure in the summary section of the prospectus and believes it is responsive to N-1A Item 4(a) and N-1A General Instruction C.1.(c). The summary section states the fund objective and the Principal Investment Strategies briefly summarize how the fund will achieve its objective by stating the types of securities in which the fund will invest (for example equity securities and/or fixed-income securities) and the fund’s strategies for investing in those securities (for example, value, growth, blend, fixed income quality, and/or fixed income duration). This disclosure approach is consistent with other investment companies’ related disclosure.

3. Risk Summary: Capitalization References (pp. 39-40). Given that the strategy summary specifically states that the fund may invest in companies with small, medium and large capitalizations and the chart on page 134 identifies small and medium capitalization as primary strategies, the corresponding risks also belong in the Item 4 risk summary. As previously indicated, Registrant should add Item 4 disclosure specifically addressing the related risks associated with investing in small and mid-capitalization companies.

Response: The Registrant respectfully declines to revise the disclosure because it does not believe there is a discrepancy. The Registrant reviewed its disclosure regarding small- and medium-sized companies and believes it is appropriate. The Equity Securities Risk used in the Principal Risk section highlights some differences between various market capitalization segments and notes that small- and mid-sized companies may present greater risk and volatility than large-sized companies. The risks of small- and mid-sized companies are more fully described in the “Additional Information about Investment Strategies and Risks” section under the “Small and Medium Capitalization Companies” sub-heading. This disclosure approach is consistent with Form N-1A. See Form N-1A Item 4(b)(1)(i); General Instruction C.1.(c), (d).

LargeCap Blend Account II (Comments also apply to LargeCap Growth Account I)

1. Fee Table (p. 42). When the table information is updated, please include the contractual waiver agreement information in a footnote only if the waiver actually will reduce total expenses for a 12-month period.

Response: As previously noted in response to General Comment 4: All fee waivers and expense reimbursements are effective for one year from the effective date of the registration statement. Further, the Registrant respectfully submits that the fee waiver and expense reimbursement disclosure, even if the expenses shown in the table do not trigger the fee waiver or expense reimbursement, are appropriate. See Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies (Release Nos. 33-8998; IC-28584; January 13, 2009) (“We have eliminated the proposed requirement that the reimbursement or waiver arrangement has reduced operating expenses in the past, as suggested by two commenters, because this is irrelevant to the impact that the arrangements will have in the future. The purpose of the permitted line items is to show investors how the arrangements will affect expenses in the future and not how they have affected expenses in the past.”) (Footnotes omitted).

2. Strategy Summary (p. 43). Please indicate whether there is a percentage cap on foreign investments and summarize how the advisor determines the ratio of foreign to domestic investments appropriate for the Fund.

Response: The Registrant respectfully declines to add a percentage cap related to foreign investments because there is no such requirement in Form N-1A.

LargeCap Growth Account (Comments also apply to LargeCap Growth Account I)

1. Strategy & Risk Summaries (pp. 45-46). The principal risk summary refers to the risk of being underlying funds; however there is nothing else in Items 1 through 8 to indicate why this is a risk. Is the Fund designed as an investment option for funds of funds? Does the advisor specifically select portfolio investments based on the Fund’s status as an underlying fund? If the advisor employs principal investment strategies specifically to manage this risk, briefly summarize them in the Item 4 strategy discussion.

Response: The Registrant respectfully declines to revise its disclosure in response to this comment. This Account is used as an underlying fund of a fund of funds, and the risk is included in the alphabetical listing of principal risks. There is no corresponding principal investment strategy to disclose for this fund’s use as an underlying fund for a fund of funds. The Registrant understands that the Staff likes to see a corresponding principal investment strategy for each principal risk; however, in this case, the Registrant does not believe there is a principal investment strategy to disclose on this point. See Form N-1A Item 4(a); General Instruction C.(1)(d).

2. Growth Strategy. Please briefly outline the basis upon which the advisor decides if a particular company’s securities meets this criteria.

Response: The Registrant respectfully declines to revise its disclosure in response to this comment. The Registrant reviewed the Principal Investment Strategies disclosure in the summary section of the prospectus and believes it is responsive to N-1A Item 4(a) and N-1A General Instruction C.1.(c). Presently, the prospectus states: “The Account invests in growth equity securities; growth orientation emphasizes buying equity securities of companies whose potential for growth of capital and earnings is expected to be above average.”

LargeCap S&P 500 Index Account

“Passive Investment Strategy” Language (p. 51). Per our prior comments in 2011 and 2010, please delete the reference to employing a “passive investment strategy” or, in your response letter, explain how that statement is consistent with the advisor’s strategy of “investing in index futures and options on a daily basis to gain exposure to the Index in an effort to minimize tracking error relative to the benchmark.” Specifically, explain how the daily investment decisions required to employ that strategy is consistent with a passive investment style. Please respond in a manner consistent with the description of this issue as presented in Comment 2 under the “Bond Market Index Account” heading, above. In your response, please confirm that the derivatives disclosure (particularly the purposes for which the fund may use specific derivatives) satisfies the guidance in the Staff’s 2010 letter to the ICI. See Barry Miller Letter to the ICI dated July 30, 2010.

Response: The Registrant respectfully declines to revise the disclosure. Please consider the following explanation. The Registrant does not believe it is necessary or appropriate to delete the reference to a “passive investment strategy” from the Principal Investment Strategies of the LargeCap S&P 500 Index Account because the Account is passively managed (as opposed to actively managed). The Registrant understands that the term “passive” is commonly used, and commonly understood, to distinguish index funds, which attempt to mirror their benchmark indices, from more actively managed funds. Last year, the Registrant expanded its description of “Passive Management” in the “Additional Information about Investment Strategies and Risks” section under the “Management Risk” sub-section to reflect that Index funds may gain exposure to the Index in ways other than directly investing in the securities held by the Index. The fund’s investments in index futures and options are not inconsistent with a passive approach because the index futures and options mimic the index. The fund is not searching for securities in which to invest that have no relationship to the S&P 500 Index. The Registrant reviewed the Item 4 derivatives disclosure again and believes the disclosure in Amendment 81 is responsive to Form N-1A requirements as well as the July 30, 2010 letter from the Commission to the Investment Company Institute.

LargeCap Value Account

1. Strategy Summary: Value Strategy (p. 54). Please briefly explain how the advisor determines that a particular company’s equity securities are undervalued.

Response: The Registrant respectfully declines to revise its disclosure in response to this comment. The Registrant reviewed the Principal Investment Strategies disclosure in the summary section of the prospectus and believes it is responsive to N-1A Item 4(a) and N-1A General Instruction C.1.(c). Presently, the prospectus states: “The Account invests in value equity securities, an investment strategy that emphasizes buying equity securities that appear to be undervalued.” “Undervalue” is a commonly understood term: “to value, rate, or estimate below the real worth.” (Merriam-Webster’s Collegiate Dictionary, 11th ed. 2005 at page 1365).

2. Equity Securities Risk (p. 55). The risk description refers to small and mid-cap market segments. As this is a LargeCap fund, please tailor this risk disclosure so it is consistent with the fund’s investments.

Response: The Registrant respectfully declines to revise its disclosure in response to this comment. The sentence in the principal risk states: “Investments in smaller companies and mid-size companies may involve greater risk and price volatility than investments in larger, more mature companies.” This sentence provides investors with relevant comparative information by noting that investments in larger more mature companies are less risky than investments in small to medium sized companies.

MidCap Blend Account

1. Strategy Summary: Growth and Value Strategies (p. 57). Please briefly summarize how the advisor determines that a particular company’s equity securities are undervalued or have greater than average potential for growth of earnings.

Response: The Registrant respectfully declines to revise its disclosure in response to this comment. The Registrant reviewed the Principal Investment Strategies disclosure in the summary section of the prospectus and believes it is responsive to N-1A Item 4(a) and N-1A General Instruction C.1.(c). Presently, the prospectus states: “The growth orientation selection emphasizes buying equity securities of companies whose potential for growth of capital and earnings is expected to be above average” and “Investing in value equity securities is an investment strategy that emphasizes buying equity securities that appear to be undervalued.” “Undervalue” is a commonly understood term: “to value, rate, or estimate below the real worth.” (Merriam-Webster’s Collegiate Dictionary, 11th ed. 2005 at page 1365).

2. Item 4 Risk Summary (pp. 57-58). In light of other comments addressing this issue above, please add Item 4 disclosure summarizing the risks associated with investing in securities of mid-capitalization companies.

Response: The Registrant respectfully declines to revise the disclosure because the Registrant reviewed its disclosure regarding medium-sized companies and believes it is appropriate. The Equity Securities Risk used in the Principal Risk section highlights some differences between various market capitalization segments and notes that mid-sized companies may present greater risk and volatility than large-sized companies. The risks of mid-sized companies are more fully described in the “Additional Information about Investment Strategies and Risks” section under the “Small and Medium Capitalization Companies” sub-heading. This disclosure approach is consistent with Form N-1A. See Form N-1A Item 4(b)(1)(i); General Instruction C.1.(c), (d).

Money Market Account

1. Item 4 Summaries: Foreign/Domestic Allocation (pp. 60-61). Given recent global market destabilization and issues related to foreign the debt crisis, please (i) add Item 4 disclosure indicating any percentage limits on foreign investments; and (ii) summarize any principal strategies for allocating fund assets between foreign and domestic investments.

Response: (i) The Registrant respectfully declines to do so because there is no such requirement in Form N-1A. (ii) The Sub-Advisor selects securities, from a pool of securities that includes high quality, short-term money market instruments issued by both U.S. and non-U.S. corporations, among other entities. The credit quality of the instrument is the primary consideration, not whether it was issued by a U.S. or non-U.S. corporation. Given these circumstances, the Registrant believes adding disclosure regarding weighting analysis between U.S. and non-U.S. corporations would not be helpful to an average investor. See General Instruction C.1.(c).

2. Item 4 Summaries: Investment Company Securities Risk (pp. 60-61). Last year we asked Registrant to indicate the context in which the Fund will invest in other investment companies. However, the disclosure does not appear to have been modified in response. Please identify the revised language addressing this issue or supplement the Item 4 strategy disclosure as originally requested.

Response: Last year, the Registrant revised the Principal Investment Strategies language as follows: “Such instruments include certificates of deposit, bankers acceptances, commercial paper, treasury bills, bonds, and shares of other money market funds.” (Emphasis added).

Principal Capital Appreciation Account

Item 4 Strategy Summary (p. 63). The principal strategy summary does not provide a basis for understanding what the fund is likely to hold or why. Unlike the Item 4 summaries for which we have requested greater specificity above, the summary for this Fund does not identify the kinds of instruments the Fund may hold. Rather, it simply refers to “equity securities” in which the fund may invest. As written, the narrative is too generic and does not provide an adequate basis for an informed investment decision. Please rewrite this section in its entirety, and do likewise for any fund with corresponding disclosure that is equally nonspecific.

Response: The Registrant respectfully declines to revise its disclosure in response to this comment because it reviewed the Principal Investment Strategies disclosure and believes it is responsive to N-1A Item 4(a) and N-1A General Instruction C.1.(c). The summary section states the fund objective and the Principal Investment Strategies briefly summarize how the fund will achieve its objective by stating the types of securities in which the fund will invest (for example equity securities) and the fund’s strategies for investing in those securities (for example, value, growth, blend). The language also notes that it will invest in companies of all market capitalizations, but will have a greater exposure to large market capitalization companies.

All Principal LifeTime Accounts

Last year, the Staff provided extensive comments related to all of the Principal LifeTime Accounts. Based on the limited revisions apparent in the present disclosure, the scope of Registrant’s changes still do not fully address the issues we raised previously. Consequently, the staff believes many of the prior comments are still relevant to each of the LifeTime funds. To the extent our previous comments still apply, you will find them restated or repeated below.

1. Context and Assumptions Based on Fund Name and Target Date. In the introductory paragraph of the Item 4 Strategy Summary, clearly state the relevance of the “target date” used in the fund name, including what happens on the target date. Please introduce the Item 4 disclosure with a simple, clear statement explaining what the “target date” reference point is, what it does, and how it relates to the fund’s investment objective and time horizons (e.g., “the date in the fund’s name refers to the approximate year an investor anticipates retiring and plans to stop making new investments in the fund on a regular basis”). For each fund, also describe the general pattern of withdrawal behavior an appropriate investor should anticipate on and after the target date. Using the same example, if the fund is designed for investors who will retire in the target date year and plan to withdraw the value of the account gradually over the first 20 years of their retirement, say this explicitly. By contrast, a fund designed for investors who expect to spend most or all of their fund assets on or shortly after the target date should say that instead (e.g., the fund is designed “for investors who plan to redeem most or all of their interest in the fund at or within 2 years of the target date anticipating a specific financial need within that time horizon.”). Each fund designed for investors within a specific age group should state the intended age range at the beginning of this disclosure.

Response: Reading the Principal Investment Strategies sections for the Principal LifeTime 2010, 2020, 2030, 2040, and 2050 Accounts, the Registrant believes the language as drafted for Amendment No. 81 addresses these comments. Here is some language that specifically addresses some of the Staff’s comments. The first paragraph addresses investment goals and now, the second sentence specifically references “investors having a retirement investment goal close to the year in the Account’s name.” The section also includes the following: “It is expected that at the target date in the Account’s name, the shareholder will begin gradually withdrawing the account's value.” The disclosure states retirement is assumed to begin at age 65.

2. Fund Differentiation. Please modify the strategy and risk summaries of each LifeTime so the characteristics that make each fund uniquely suited to the relevant target date are described more clearly. As drafted, the bulk of the Item 4 descriptions are so similar that the reviewer found it difficult to distinguish between the funds based on the disclosure rather than the fund name. For example, it is reasonable to assume investment strategies for a 2010 target date fund and a 2050 target date fund would be different instead of following the same investment plan over different time periods. Please tailor the disclosure for each fund with this concept in mind.

Response: The overall process for managing the target date funds is disclosed, and the process is very similar for the Principal LifeTime 2010, 2020, 2030, 2040, and 2050 Accounts. The Principal Risks for those Accounts vary depending on the asset allocation strategy for each of those Accounts and are disclosed. Likewise, the overall process for managing the Principal LifeTime Strategic Income Account is disclosed as well as the relevant Principal Risks. The Registrant believes this disclosure is an appropriate summary. N-1A Item 4(a) and N-1A General Instruction C.1.(c). Furthermore, the Additional Information about Investment Strategies and Risks – Fund of Funds section provides the underlying allocations for each of the Principal LifeTime Accounts.

3. Glide Path Illustrations. Please consider presenting glide path illustrations that are tailored specifically for the target date applicable to each funds. For example, a fund’s illustration could be distinguished by including vertical lines corresponding to the current year and the relevant target date year and identify the corresponding allocation percentages anticipated at both points in time. Similarly, please consider using the zero point on the x axis to identify the time periods more specifically. Consider showing the “Years to Retirement” and the “Years after Retirement” divisions so each fund’s presentation is displayed proportionally based on its target date. For example, a 2010 target date fund glidepath that shows the 10 years prior to 2010 would be less helpful than one that represents the expected picture 10 years longer into the future than the current illustration.

Response: This chart is used with other materials describing the Principal LifeTime Accounts, and at this time, the Registrant will continue to use this illustration. The Registrant notes that the glide path chart in Amendment No. 81 (in contrast to last year’s chart) includes a darkened line captioned “Target Date (Assumed Retirement)” and another darkened line that is 15 years after retirement (Principal Investment Strategies text notes that within 10 to 15 years after the target year, the allocations are expected to match those of the Principal LifeTime Strategic Income Account).

4. Principal LifeTime 2010 Account: Target Date. Given that the fund is named the “LifeTime 2010” fund, please focus the disclosure on the investment strategies that apply to the years immediately after the fund’s target date has passed. Currently, the strategy summary addresses the period 10 to 15 years afterwards but does not provide a sense of how the advisor makes holdings decisions for the next decade. The Staff still believes this comment is appropriate and the disclosure should be revised accordingly.

Response: The Registrant asked the Manager to review this disclosure and the Manager confirmed it is still an accurate description. The Principal Investment Strategies states: “The Account's asset allocation will become more conservative over time as investment goals near (for example, retirement, which is assumed to begin at age 65) and investors become more risk-averse.” The disclosure also states that “[w]ithin 10 to 15 years after its target year, the Account’s underlying fund allocation is expected to match that of the Principal LifeTime Strategic Income Account” and the target allocations over time graph shows the changes in asset allocation. As stated previously, the management process is very similar for each of the funds.

Real Estate Securities Account

1. Risk Summary: Capitalization References (p. 96). As with the other funds that include principal strategy disclosure specifically referring to investments in securities of companies with small, medium or large capitalizations, please summarize the corresponding risks according to the same principals previously mentioned above.

Response: The Registrant respectfully declines to revise the disclosure. The Registrant reviewed its disclosure regarding various sized companies and believes it is appropriate. The Equity Securities Risk used in the Principal Risk section highlights some differences between various market capitalization segments and notes that small- and mid-sized companies may present greater risk and volatility than large-sized companies. The risks of small- and mid-sized companies are more fully described in the “Additional Information about Investment Strategies and Risks” section under the “Small and Medium Capitalization Companies” sub-heading. This disclosure approach is consistent with Form N-1A. See Form N-1A Item 4(b)(1)(i); General Instruction C.1.(c), (d).

2. Concentration (p. 96). Please revise the statement defining concentration as “invest[ing] more than 25% of its net assets” in a particular industry. The current disclosure is inaccurate and inconsistent with the Staff interpretation of the term “concentration.” The Staff takes the position that a fund concentrates when it invests 25% or more of its net assets in a particular industry. Revise the disclosure accordingly. All related statements expressing concentration as “more than 25% of” assets should be changed as well. Also, in your response letter, please represent that each related reference in the filing will be corrected.

Response: The Registrant respectfully declines to revise its disclosure in response to this comment because it believes its current disclosure reflects the published position of the SEC. See Form N-1A Item 9(b)(1) Instruction 4 (“Disclose any policy to concentrate in securities of issuers in a particular industry or group of industries (i.e., investing more than 25% of a Fund’s net assets in a particular industry or group of industries).” (Emphasis added.); SEC Release No. IC-23064 (“The Commission’s staff has taken the position for purposes of the concentration disclosure requirement that a fund investing more than 25% of its assets in an industry is concentrating in that industry.”) (Emphasis added.); SEC Release No. IC-29776 (“The Investment Company Act does not include definitions of the terms "concentration" and "industry or groups of industries."  The Commission has stated generally that a fund is concentrated in a particular industry or group of industries if the fund invests or proposes to invest more than 25% of the value of its net assets in a particular industry or group of industries.”) (Footnote omitted; emphasis added.).

Short-Term Income Account

1. Item 4 Strategy Summary (p. 99). The principal strategy summary simply lists the instruments the fund may hold and provides a sentence describing when the fund may substitute a derivative for a security within that list. This does not provide sufficient information to satisfy the requirements of Item 4. Please summarize the strategy(ies) upon which the advisor’s buy, hold and sell decisions are based per the requirements of Item 4. This comment also applies to the SmallCap Blend Account.

Response: The Registrant reviewed the Principal Investment Strategies disclosure in the summary section of the prospectus and believes the format is responsive to N-1A Item 4(a) and N-1A General Instruction C.1.(c). The summary section states the fund objective and the Principal Investment Strategies briefly summarize how the fund will achieve its objective by stating the types of securities in which the fund will invest (for example equity securities and/or fixed-income securities) and the fund’s strategies for investing in those securities (for example, value, growth, blend, fixed income quality, and/or fixed income duration). This disclosure approach is consistent with other investment companies’ related disclosure.

2. Derivatives. Please confirm that the description of the derivatives the fund may hold and the purposes for which the fund may hold them satisfies the guidance in the Staff’s 2010 letter to the ICI. See Barry Miller Letter to the ICI dated July 30, 2010.

Response: Registrant reviewed the Item 4 derivatives disclosure again and believes the disclosure in Amendment 81 is responsive to Form N-1A requirements as well as the July 30, 2010 letter from the Commission to the Investment Company Institute.

SmallCap Growth Account II

SmallCap Risk (p. 101). As this fund specifically focuses on investments of small capitalization companies, the Staff believes the comment given last year continues to apply and remains appropriate. Please disclose the small cap risk independent from the general equity securities risk disclosure and provide some statement in the Item 4 disclosure indicating why small cap companies are riskier and more volatile than larger capitalization companies. This comment also applies to the SmallCap Value I and SmallCap Blend Accounts.

Response: The Registrant respectfully declines to revise the disclosure the Registrant reviewed its disclosure regarding small-sized companies and believes it is appropriate. The Equity Securities Risk used in the Principal Risk section highlights some differences between various market capitalization segments and notes that small-sized companies may present greater risk and volatility than large-sized companies. The risks of small-sized companies are more fully described in the “Additional Information about Investment Strategies and Risks” section under the “Small and Medium Capitalization Companies” sub-heading. This disclosure approach is consistent with Form N-1A. See Form N-1A Item 4(b)(1)(i); General Instruction C.1.(c), (d).

SmallCap Value Account I

1. Fee Table: Waiver/Reimbursement Disclosure (p. 108). When the fee table information is updated, please clarify the footnotes related to the fee waivers and expense reimbursements. As currently presented, the reviewer could not tell how the 2 contractual reimbursement arrangements add up to the total amount identified under the “Fee Waiver and Expense Reimbursement” line item (currently, 0.14%).

Response: Please consider the following explanation. As updated in the 485(b) filing, for Class 1 shares, the table reflects Management Fees of 1.10%, Other Expenses of 0.05%, Acquired Fund Fees and Expenses of 0.06% for total annual fund operating expenses of 1.21%. PMC has entered into a contractual fee waiver for the Management Fees which will reduce the Management Fees by 0.02%. Application of this fee waiver alone on the total annual fund operating expenses would result in annual fund operating expenses after fee waiver of 1.19%. However, PMC has also entered into a contractual expense limitation to limit the Account’s expenses, excluding interest expense and acquired fund fees and expenses, so that expenses do not exceed 0.99% for Class 1 shares. The acquired fund fees and expenses (0.06%) are excluded from the expense reimbursement. Thus, the total annual fund operating expenses after fee waiver and expense reimbursement is 1.05% for Class 1 shares.

2. Strategy Summary: Inadequate Detail (p. 109). Please provide a brief explanation of how the advisor determines the appropriate allocation of assets to invest in REITs. Currently, the summary identifies the types of securities in which the fund will invest but does not explain what guides the advisor’s selection from among them. Please make corresponding changes to the same disclosure wherever it also appears this way (without context) in other fund descriptions.

Response: The Registrant reviewed the Principal Investment Strategies disclosure in the summary section of the prospectus and believes the format is responsive to Form N-1A Item 4(a) and N-1A General Instruction C.1.(c). The summary section states the fund objective and the Principal Investment Strategies briefly summarize how the fund will achieve its objective by stating the types of securities in which the fund will invest (for example equity securities and/or fixed-income securities) and the fund’s strategies for investing in those securities (for example, value, growth, blend, fixed income quality, and/or fixed income duration). This disclosure approach is consistent with other investment companies’ related disclosure.

All Strategic Asset Management (SAM) Portfolios

1. Caveat language Concerning Percentage Allocations. Each of the SAM portfolio strategy summaries includes the statement “[t]he Portfolio may temporarily exceed the applicable percentage ranges for short periods, and the Sub-Advisor may alter the percentage ranges when it deems appropriate.” Please move this disclosure to the Item 9 description or, in your response letter, affirmatively represent to the Staff that this statement reflects a principal strategy of each SAM fund.

Response: This flexibility is important to the management of the SAM Portfolios; therefore, the Registrant believes it is appropriate to include the language in this section of the prospectus.

2. Principal Risks. The SAM funds appear to have different principal risks based on the risk summaries and the chart on pages 137 and 138. Please revise the principal strategy summaries to provide a basis for these different principal risks. Note that the Item 4 disclosure should summarize the primary strategies and risks described in greater detail in Item 9. The Item 4 disclosure should include a brief description of all the critical (principal) strategies and risks of that fund, not just selected subset of the information required by Items 9(b)(1) and (2) and Item 9(c). See Item 4(a) and Item 4(b)(1)(a).

Response: The Principal Investment Strategies disclosure for each SAM Portfolio contains unique information, by way of different allocations to three categories of underlying funds. These differences account for the different Principal Risk disclosure.

DISCLOSURE APPLICABLE TO ALL PORTFOLIOS

1. Item 9.

a. Generally. Currently, the “Additional Information About Investment Strategies and Risks” disclosure describes both strategies and risks together without distinguishing between what is an investment practice and what is a risk or identifying. This presentation is not consistent with the intent of the revised Item 9 requirements. Please restructure the Item 9 disclosure so each fund’s principal strategy and risk description gives a comprehensive picture of the unique way that particular fund’s characteristics function together. The current presentation provides risk and strategy information out of context and gives the reader a reference chart covering all the portfolios PVC offers. In this way, the Item 9 disclosure presents the required information but fails to synthesize it for each fund. Consequently, all of the required information is provided but the presentation without effectively explaining how each fund’s combination of characteristics makes that portfolio unique. Please present the required information in a way that makes it easier to see the distinctions between the funds, not harder.

Response: The Registrant believes the disclosure in “Additional Information about Investment Strategies and Risks” is responsive to the Form N-1A. The text in the “Additional Information about Investment Strategies and Risks” provides more detailed information than is provided in the Item 4 disclosure. The table near the beginning of that section identifies each Account in the prospectus and categorizes (as principal, non-principal, or not applicable) the investment strategies and risks described in that section for each Account. Use of the table is encouraged by, and consistent with, Rule 421. The Registrant believes that the integrated description of strategies and risks is permissible by Form N-1A. See N-1A General Instruction C.3.(c)(i). Because so many of the text descriptions are relevant to multiple funds in this prospectus, the Registrant also believes the format of the information (combining a table and text) is appropriate and eliminates repeating information. See N-1A General Instruction C.1.(d) & 3.(c)(i).

b. Risk & Strategy Chart (pp. 131-137). The Risk and Strategy Chart includes a footnote that makes it difficult to understand how to interpret the chart information. The footnote applies to multiple investment strategies and risks and states, “[t]hese risks are not deemed principal for the purposes of this table because they apply to almost all funds; however, in certain circumstances, they could significantly affect the net asset value, yield, and total return.” This disclaimer language is confusing. Please revise the footnote or the chart so a reader can tell whether a risk or strategy is principal for any particular fund. Currently the footnote simply adds vague, qualifying language that obscures a reader’s understanding and interpretation of the related strategies and risks. To fix this, delete the footnote and, with respect to each fund, clearly identify whether the individual risk or strategy is principal.

Response: The footnote appears with the following topics: Liquidity Risk, Management Risk, and Market Volatility and Issuer Risk. In many cases, the Registrant described the risks as non-principal, because they usually are not principal investment risks. However, given certain circumstances, they could present principal risks for the funds. For example, the recent financial crisis presented heightened risks for liquidity and market volatility. These are risks that are relevant for almost all funds (PVC as well as other investment companies) and do not appreciably contribute to an investor’s ability to compare or contrast these PVC funds with other funds. See General Instruction C.(1)(b) (“Disclosure in the prospectus should be designed to assist an investor in comparing and contrasting the Fund with other funds.”).

c. Industry Concentration. Please correct the statement defining concentration on page 148. As previously indicated, the Staff interprets concentration to be investment of 25% or more of the fund’s net assets in any particular industry or sector.

Response: The Registrant respectfully declines to revise its disclosure in response to this comment because it believes its current disclosure reflects the published position of the SEC. See Form N-1A Item 9(b)(1) Instruction 4 (“Disclose any policy to concentrate in securities of issuers in a particular industry or group of industries (i.e., investing more than 25% of a Fund’s net assets in a particular industry or group of industries).” (Emphasis added.); SEC Release No. IC-23064 (“The Commission’s staff has taken the position for purposes of the concentration disclosure requirement that a fund investing more than 25% of its assets in an industry is concentrating in that industry.”) (Emphasis added.); SEC Release No. IC-29776 (“The Investment Company Act does not include definitions of the terms "concentration" and "industry or groups of industries."  The Commission has stated generally that a fund is concentrated in a particular industry or group of industries if the fund invests or proposes to invest more than 25% of the value of its net assets in a particular industry or group of industries.”) (Emphasis added.).

d. Temporary Defensive Measures. This information should be included in the Item 9 strategy for each fund to which it applies.

Response: The Registrant respectfully declines to include additional disclosure in response to this comment. The Registrant includes this information in the Additional Information about Investment Strategies chart under the Temporary Defensive Measures heading. Each PVC fund has a designation related to Temporary Defensive Measures.

2. Pricing of Account Shares (pp. 161-162). Please clarify that NAV for a transaction is the price that is determined the first time NAV is calculated after the transaction order is placed. For the pricing of emerging market securities, please state that the price will approximate fair value or direct the Staff to where this is already disclosed.

Response: The Registrant respectfully submits that the following language addresses the first part of this comment appropriately: “The NAV is determined at the close of business of the NYSE (normally 3:00 p.m. Central Time). When an order to buy or sell shares is received, the share price used to fill the order is the next price calculated after the order is received in proper form.” The information in the “Notes” section addresses the rest of the Staff’s comment, and it does state that fair value is used for securities in emerging markets.

3. Market Timing Disclosure (p. 165). The Staff takes the position that an exchange is both a purchase and a redemption that occur simultaneously. The bullet point references to rejecting exchanges are somewhat vague and allow an interpretation inconsistent with Rule 22c-1. On several occasions, the Staff has asked Registrant to revise the disclosure language to clarify this issue. The list of possible responses to market timing behavior still does not address this issue clearly. Please expressly state that if an exchange violates the frequent trading provision, the Fund (or intermediary) may reject the purchase of purchase of fund shares, but will not restrict the related redemption of shares involved in the exchange transaction. See Rule 22c-1.

Response: The Registrant will add the following language: Such restriction applies to the purchase of fund shares in an exchange request and does not restrict a shareholder from requesting a redemption.

4. Fundamental Policy Disclosure (SAI). Given that the funds-of-funds invests in affiliated underlying funds, please state that in effectuating fundamental policies, the funds-of-funds will look through to the investments of the underlying funds to ensure compliance with the concentration policy.

Response: The funds of funds invest in shares of mutual funds, and mutual funds are not an industry. The Registrant’s SAI states substantially the following: “The Accounts interpret their policy with respect to concentration in a particular industry to apply only to direct investments in the securities of issuers in a particular industry.”

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that staff comments or our changes to the disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 515-235-9154 or Adam Shaikh at 515-235-9328 if you have any questions.

Sincerely,

/s/ Jennifer A. Mills

Jennifer A. Mills

Assistant Counsel, Registrant

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